Exhibit 99.2 - Supplemental Information
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   The securities to which this report relates are held by CRT Capital Group,
   LLC ("CRT Capital") and Harbor Drive Special Situations Master Fund, Ltd. ("Harbor Drive") and C. Michael Vaughn. Pursuant to an investment agreement, Harbor Drive Asset Management, LLC (HDAM") has the investment and voting power with respect to securities held by Harbor Drive. CRT Capital Holdings LLC ("CRT Holdings") owns all the equity interests in and is the sole managing member of HDAM and CRT. CRT Holdings directly controls CRT and controls Harbor Drive through HDAM. C. Michael Vaughn and J. Christopher Young are the two managing members, and share control, of CRT Holdings and through it Harbor Drive Management and Harbor Drive Master Fund. In accordance with Instruction 5(b)(iv) for the purposes of Section 16, the entire amount of the Issuer's securities held by Harbor Drive Master Fund is reported herein. C. Michael Vaughn and J. Christopher Young have an indirect indeterminate pecuniary interest in warrants to purchase common stock of the Issuer ("Warrants") held by Harbor Drive Master Fund and disclaim beneficial ownership of any of these securities for the purposes of Section 16 except to the extent of such interest and this report shall not be deemed an admission that either such reporting person is the beneficial owner for the purposes of
   Section 16 or for any other purpose. J. Christopher Young disclaims any beneficial ownership of any of the 2,075,000 Warrants held by C. Michael Vaughn and this report shall not be deemed an admission that such reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purposes.